EXHIBIT 99.1

Re: Appointment of New Directors

Ramat Gan, Israel November 25, 2019 - B Communications Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: BCOM) announced today that the Board of Directors of the Company has appointed the following persons to serve as members of the Board: Darren Glatt, Phil Bacal, Ran Fuhrer and Stephen Joseph.

The Board of Directors of the Company also decided to appoint Mr. Darren Glatt as the new Chairman of the Board of Directors. Mr. Glatt will replace Mr. Shlomo Zohar, who will remain as director of the Company.

The Board of Directors of the Company considered the new directors’ experience and qualifications, including a review of their signed declarations, and determined that their appointment is in the best interest of the Company.

It should also be noted that the Board of Directors of Bezeq has appointed the following persons to serve as members of the Board: Darren Glatt (and Phil Bacal, as his alternate) and Ran Fuhrer (and Tal Fuhrer, as his alternate).

The following is a summary of the resume of the new directors:

Darren Glatt (44) is a Partner at Searchlight Capital Partners, overseeing the firm’s efforts in the technology, media and telecommunications (“TMT”) sectors and serving as co-head of the firm’s infrastructure investing efforts. Prior to joining Searchlight in 2013, Mr. Glatt worked as a Partner in the Private Equity Group at Apollo Management, L.P., where he focused on both equity and credit investing in a range of industries that included TMT, Consumer, Leisure and Shipping, among others.  Mr. Glatt also held positions at Apax Partners and The Cypress Group. He started his career at Bear Stearns in 1998 in New York.  In addition to his role on the Board of Directors of the Company, Mr. Glatt is currently a member of the Boards of MediaMath, PatientPoint and Rackspace, and formerly a member of the Boards of Charter Communications, Ocean Outdoor, 160over90, PlayPower, Veritable Maritime and Core Media. Mr. Glatt received a BS from The George Washington University, and an MBA from Harvard Business School.

Stephen Joseph (39) is the Chief Operating Officer and Chief Financial Officer of Ocean Outdoor Limited (LSE: OOUT), an outdoor media and advertising company.  Ocean listed on the London Stock Exchange in January 2019 after partnering with a US founded SPAC, Ocelot Partners, in March 2018. Over the last 5 years Ocean has completed 8 acquisitions and now operates across 7 countries. Stephen is involved in all aspects of the business, which includes M&A, commercial arrangements, operations, finance, HR, IT and legal. He is now responsible for managing the local market management teams and integrating the acquired businesses as well as assessing further acquisitions. Earlier at Ocean he helped grow the business from a venture capital backed enterprise that was loss making to mid cap and then large cap private equity investors before putting the company on the public markets.  Mr. Joseph received a First Class Honours degree, a BSc Business and Financial Economics, from the University of Leeds and is a chartered accountant qualifying at KPMG.

Phil Bacal (34) is a Managing Director at Searchlight Capital Partners, participating in the firm’s efforts in the TMT sectors. Prior to joining Searchlight in 2012, Mr. Bacal worked at The Catalyst Capital Group in Toronto, where he worked on distressed debt investments and special situations across various industries. Mr. Bacal started his career at Credit Suisse in 2007 in London, UK.  Mr. Bacal is currently a member of the Board of Octave Group, and formerly a member of the Board of Roots Corporation. Mr. Bacal received an HBA from the Richard Ivey School of Business at the University of Western Ontario.

Ran Fuhrer (35) currently serves as a Vice President Business Development with the Neopharm Group; an Israeli-based, privately-held, Healthcare & Consumer Wellness products enterprise. Previously, Mr. Fuhrer served as a Manager of Business Development for Celgene Corp. (headquartered in Summit, NJ. NASDAQ: “CELG”), where, he headed the company’s new opportunities evaluation process. Additionally, Mr. Fuhrer served as a Director at A.D.O. Group Ltd. (TASE: “ADO”), a major property owner in Berlin, Germany.

Mr. Fuhrer holds a Master of Laws (LL.M.) in Commercial Law (Magna Cum Laude) from the Tel Aviv University, in addition to a Master of Science (M.Sc.) in Management (Alfred P. Sloan Fellow) from the Stanford University Graduate School of Business. He is a member of the Israel Bar Association, and completed additional legal studies at the UC at Berkeley

In addition to the above, there are currently three external directors (Efrat Makov, Michael Klahr and Debbie Saperia). Ami Barlev has resigned as a director of the company but will remain as CEO of the company.

The Company’s Compensation Committee and the Board of Directors approved the new directors’ compensation terms, which will be an annual fixed compensation amount equal to the “Maximum Amount” according to the Companies Regulations (Rules regarding Compensation and Expenses of an External Director), 5760-2000 (the “Regulations”), and the Companies Regulations (Exemptions Regarding Companies Traded on Foreign Stock Exchanges), 5760-2000. Based on our size at present this amount of the annual compensation will be limited to a total of NIS 84,000 per year. In addition, the new directors shall be entitled to a per-meeting fee, in accordance with the “Maximum Amount” for such fees set forth in the Regulations, and have the right to be refunded for certain expenses, as set forth in the Regulations. As new directors, they will be entitled to be included in the professional liability insurance policy for the Company’s directors and officers and to receive the Company’s current indemnification and exculpation letter given to all current directors and officers. The compensation approval is in accordance with the Israeli Companies Regulations (Relief in Transactions with Interested Parties), 5760-2000. The Company’s Board determined that the compensation to be paid to the new directors is identical to the compensation paid to the Company’s other directors, including its external directors, and does not exceed the maximum amount prescribed in the Compensation Regulations; the terms of the compensation are consistent with the provisions of the Company’s compensation policy, as approved by the Company’s shareholders; the compensation is fair and reasonable considering the effort required by a director fulfilling his or her duties, and in light of the extent of the director’s expected future involvement in the Company and the responsibility involved in this position in a corporation of the size of the Company.